                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            MGC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    552763302
                                    ---------
                                 (CUSIP Number)

                                  Paul J. Salem
                    c/o Providence Equity Partners III L.L.C.
                                901 Fleet Center
                                50 Kennedy Plaza
                         Providence, Rhode Island 02903
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D

                               CUSIP NO. 552763302




First Cover Page
---------- ---------------------------------------------------------------------

1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           PROVIDENCE EQUITY PARTNERS III L.P.   FEI: 05-0500993
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ X ]
                                                                     ---
                                                                (b) [   ]
                                                                     ---
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           WC
---------- ---------------------------------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]
                                                                                                  ---
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------- --------- ------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
NUMBER OF
                      --------- ------------------------------------------------------------------------------------
SHARES                8         SHARED VOTING POWER

BENEFICIALLY                         4,966,989
OWNED BY EACH         --------- ------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH
                      --------- ------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                     4,966,989
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     4,966,989
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [   ]
            ---

---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        17.7%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                 PN
---------- ---------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302




Second Cover Page
---------- ---------------------------------------------------------------------

1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  PROVIDENCE EQUITY PARTNERS III L.L.C.      FEI: 05-0504189
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ X ]
                                                                     ---
                                                                (b) [   ]
                                                                     ---
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                 WC
---------- ---------------------------------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]
                                                                                                  ---
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------- --------- ------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
NUMBER OF

SHARES                 --------- ------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                          5,003,969
                       --------- ------------------------------------------------------------------------------------
REPORTING PERSON       9         SOLE DISPOSITIVE POWER
WITH

                       --------- ------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER

                                       5,003,969
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,003,969
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [   ]
            ---

---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          17.8%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                 00
---------- ---------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302

Second Cover Page
--------------------------------------------------------------------------------

1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  JONATHAN M. NELSON
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ X ]
                                                                     ---
                                                                (b) [   ]
                                                                     ---
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                AF
---------- ---------------------------------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]
                                                                                                  ---
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
--------------------- --------- ------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
NUMBER OF

SHARES                --------- ------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                         5,003,969
                      --------- ------------------------------------------------------------------------------------
REPORTING PERSON      9         SOLE DISPOSITIVE POWER
WITH

                      --------- ------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                      5,003,969
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      5,003,969
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [X]

---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         17.8%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------- ---------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302
Second Cover Page
--------------------------------------------------------------------------------


1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  GLENN M. CREAMER
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ X ]
                                                                     ---
                                                                (b) [   ]
                                                                     ---
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                 AF
---------- ---------------------------------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]
                                                                                                  ---
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
---------- ---------------------------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
NUMBER OF

SHARES                --------- ------------------------------------------------------------------------------------
                      8         SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                           5,003,969
                      --------- ------------------------------------------------------------------------------------
REPORTING PERSON      9         SOLE DISPOSITIVE POWER
WITH

                      --------- ------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                        5,003,969
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       5,003,969
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [X]

---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           17.8%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------- ---------------------------------------------------------------------------------------------------------

                                       13D

                               CUSIP NO. 552763302
Second Cover Page


---------- ---------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  PAUL J. SALEM
---------- ---------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ X ]
                                                                     ---
                                                                (b) [   ]
                                                                     ---
---------- ---------------------------------------------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

                 AF
---------- ---------------------------------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  [   ]
                                                                                                  ---
---------- ---------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
---------- ---------------------------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
NUMBER OF
                      --------- ------------------------------------------------------------------------------------
SHARES                8         SHARED VOTING POWER

BENEFICIALLY                         5,003,969
OWNED BY EACH         --------- ------------------------------------------------------------------------------------
                      9         SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH
                      --------- ------------------------------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                     5,003,969
---------- ---------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     5,003,969
---------- ---------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
           [X]

---------- ---------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       17.8%
---------- ---------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------- ---------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"). The name of the issuer is MGC Communications, Inc. (the "Company"). The principal executive offices of the Company are located at 171 Sullys Trail, Suite 202, Pittsford, New York 14534.

ITEM 2.            IDENTITY AND BACKGROUND

         The reporting persons are Providence Equity Partners III L.P., Providence Equity Partners III L.L.C., Jonathan M. Nelson, Glenn M. Creamer and Paul J. Salem (collectively, the "Reporting Persons"). Providence Equity Partners III L.P. is a limited partnership organized under the laws of the State of Delaware whose principal business is the operation of an investment fund. Providence Equity Partners III L.L.C. is a limited liability company organized under the laws of the State of Delaware whose principal business is to serve as the general partner of Providence Equity Partners III L.P. and as the general partner of Providence Equity Operating Partners III L.P. Jonathan M. Nelson ("Nelson"), Glenn M. Creamer ("Creamer") and Paul J. Salem ("Salem") are individuals whose principal business is to serve, jointly, as the managing members of Providence Equity Partners III L.L.C. Nelson, Creamer and Salem, individually, do not have sufficient voting or investment power to vote or direct the disposition by Providence Equity Partners III L.P. or Providence Equity Operating Partners III L.P. of the Company's Common Stock. Neither the present filing nor anything contained herein shall be construed as an admission by Nelson, Creamer or Salem that they are individually or collectively "beneficial owners" of the Company's Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

         The Reporting Persons' business address is c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903. None of the Reporting Persons has been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

         The following information is provided for Jonathan M. Nelson:

(a)      Name.  Jonathan M. Nelson.

(b) Address. c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.

(c) Principal Occupation and Employment. Jonathan M. Nelson is a managing member of Providence Equity Partners III L.L.C.

(d)      Criminal Proceedings.  None.

(e)      Civil proceedings.  None.

(f)      Citizenship.  United States of America.

         The following information is provided for Glenn M. Creamer:

(a)      Name.  Glenn M. Creamer.

(b) Address. c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.

(c) Principal Occupation and Employment. Glenn M. Creamer is a managing member of Providence Equity Partners III L.L.C.

(d)      Criminal Proceedings.  None.

(e)      Civil proceedings.  None.

(f)      Citizenship.  United States of America.

The following information is provided for Paul J. Salem:

(a)      Name.  Paul J. Salem.

(b) Address. c/o Providence Equity Partners III L.L.C., 901 Fleet Center, 50 Kennedy Plaza, Providence, Rhode Island 02903.

(c) Principal Occupation and Employment. Paul J. Salem is a managing member of Providence Equity Partners III L.L.C.

(d)      Criminal Proceedings.  None.

(e)      Civil proceedings.  None.

(f)      Citizenship.  United States of America.


ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the purchase of Series C Preferred Stock by the Reporting Persons is the capital contributions of the partners of the partnership entities making such purchase.

ITEM 4.             PURPOSE OF TRANSACTION

         All of the reported shares are held for investment purposes.

         Under the terms of a Securities Purchase Agreement dated as of November 19, 1999 by and between Providence Equity Partners III L.P., Providence Equity Operating Partners III L.P., JK&B Capital III L.P. and the Company (the "Agreement"), Providence Equity Partners III L.P. has agreed to purchase 886,259 shares of Series C Preferred Stock of the Company which is convertible into 886,259 shares of Common Stock, and Providence Equity Operating Partners III L.P. has agreed to purchase 6,598 shares of Series C Preferred Stock of the Company which is convertible into 6,598 shares of Common Stock, which transaction is expected to close in December 1999. The rights to acquire Common Stock upon conversion of the Series C Preferred Stock are included in the Reporting Persons' beneficial ownership reported hereby. JK&B Capital III L.P. is not affiliated with either Providence Equity Partners III L.P. or Providence Equity Operators Partners III L.P.

                    (a) The Reporting Persons have no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer other than securities expected to be sold to the public pursuant to a registration statement filed with the Securities and Exchange Commission on November 19, 1999, and any amendments thereto;

                    (b) The Reporting Persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                    (c) The Reporting Persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                    (d) Under the terms of a Securityholders' Agreement to be executed in connection with the purchase of Series C Preferred Stock, the purchasers of the Series B Preferred Stock and the Series C Preferred Stock of the Company are entitled to select two Directors and to appoint additional Board representatives if the size of the Board increases. Two individuals (Paul J. Salem and Mark J. Masiello) currently serve on the Company's Board of Directors after having been designated by Providence Equity Partners III L.P. Providence Equity Partners III L.P. holds a majority of the shares of Series B Preferred Stock and will also hold a majority of the shares of Series C Preferred Stock for purposes of voting on the selection of the additional Board member or members. Other than any rights the Reporting Persons may have to select additional directors as described above, the Reporting Persons have no plans or proposals which relate to or would result in any change in the management of the Company.

                    (e) The Reporting Persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company;

                    (f) The Reporting Persons have no plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;

                    (g) The Reporting Persons have no plans or proposals which relate to or would result in changes in the Company's charter (other than the filing of an amended Certificate of Designation reflecting revised rights and preferences of the Series B Preferred Stock, a Certificate of Designation reflecting the rights and preferences of the Series C Convertible Preferred Stock and a Certificate of Designation with respect to a Series D Convertible Preferred Stock currently planned to be offered to the public) or bylaws or other actions which may impede the acquisition of control of the Company by any person;

                    (h) The Reporting Persons have no plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                    (i) The Reporting Persons have no plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Act; and

                    (j) The Reporting Persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above in Paragraphs (b), (c) and (e) through (i).

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

                    (a)    Number of Shares/Percentage of Class Beneficially
         Owned.

                           Under the terms of the Agreement, Providence Equity Partners III L.P. has agreed to purchase 886,259 shares of Series C Convertible Preferred Stock, which shares are convertible to Common Stock on a one-for-one basis. Including Common Stock that may be acquired upon conversion of such shares of Series C Convertible Preferred Stock, Providence Equity Partners III L.P. beneficially owns 4,966,989 shares of the Company's Common Stock. Such 4,966,989 shares represent approximately 17.7% of the outstanding shares of Common Stock, based on 23,129,330 shares of Common Stock outstanding as of November 29, 1999 as indicated by the Company and assuming the conversion to common stock of 4,080,730 shares of Series B Preferred Stock held by Providence Equity Partners III L.P. and the consummation of the purchase by Providence Equity Partners III L.P. of, and subsequent conversion to common stock of, 886,259 shares of Series C Preferred Stock.

                    Under the terms of the Agreement, Providence Equity Operating Partners III L.P. has agreed to purchase 6,598 shares of Series C Convertible Preferred Stock, which shares are convertible to Common Stock on a one-for-one basis. These shares are reported as indirectly beneficially owned by Providence Equity Partners III L.L.C., the general partner of Providence Equity Operating Partners III L.P. Including Common Stock that may be acquired upon conversion of such shares of Series C Convertible Preferred Stock, Providence Equity Partners III L.L.C. beneficially owns 5,003,969 shares of the Company's Common Stock. Such 5,003,969 shares represent approximately 17.8% of the outstanding shares of Common Stock, based on 23,129,330 shares of Common Stock outstanding as of November 29, 1999 as indicated by the Company and assuming the conversion to common stock of 4,111,112 shares of Series B Preferred Stock indirectly held by Providence Equity Partners III L.L.C. and the consummation of the purchase by Providence Equity Partners III L.P. and Providence Equity Operating Partners III L.P. of, and subsequent conversion to common stock of, 892,857 shares of Series C Preferred Stock.

                    (b) Nature of Ownership. Providence Equity Partners III L.P. directly owns all of the 4,966,989 shares (assuming closing of the purchase of the Series C Preferred Stock) reported as beneficially owned by it. Providence Equity Operating Partners III L.P. directly owns all 36,980 shares (assuming closing of the purchase of the Series C Preferred Stock) reported as beneficially owned by it. Providence Equity Partners III L.L.C. is the general partner of Providence Equity Partners III L.P. and Providence Equity Operating Partners III L.P. and thereby indirectly owns all of the 5,003,969 shares reported as beneficially owned by them. Nelson, Creamer and Salem are the three managing members of Providence Equity Partners III L.L.C. and thereby indirectly own all of the 5,003,969 shares reported as beneficially owned by them. However, no one of these three managing members has the authority by himself to affirmatively vote or direct the disposition of the shares reported as beneficially owned by him without the consent of at least one of the other managing members of Providence Equity Partners III L.L.C. Each of Providence Equity Partners III L.P., Providence Equity Operating Partners III L.P., Providence Equity Partners III L.L.C., Nelson, Creamer and Salem, therefore, has the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the reported shares. Nelson, Creamer and Salem, individually, do not have sufficient voting or investment power to vote or direct the disposition by Providence Equity Partners III L.P. or Providence Equity Operating Partners III L.P. of the Company's Common Stock. Neither the present filing nor anything contained herein shall be construed as an admission by Nelson, Creamer or Salem that they are individually or collectively "beneficial owners" of the Company's Common Stock for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

                    (c) Recent Transactions. Under the terms of the Securities Purchase Agreement dated as of November 19, 1999, Providence Equity Partners III L.P. has agreed to purchase 886,259 shares of Series C Preferred Stock in the Company at the price of $28.00 per share, and Providence Equity Partners III L.P. has agreed to purchase 6,598 shares of Series C Preferred Stock in the Company at the price of $28.00 per share. The transaction is expected to be completed in December 1999.

                    On May 4, 1999, Providence Equity Partners III L.P. transferred the right to acquire 30,792 shares of its Series B Preferred Stock to Providence Equity Operating Partners III L.P., which shares are hereby reported as being indirectly beneficially owned by Providence Equity Partners III L.L.C. as the general partner of Providence Equity Operating Partners III L.P.

                    On May 7, 1999, Providence Equity Partners III L.P. sold 55,145 shares of its Series B Preferred Stock to an unrelated person at $9.00 per share, and Providence Equity Operating Partners III L.P. sold 410 shares of its Series B Preferred Stock to the same person at $9.00 per share.

                    (d) Rights to Dividends or Proceeds. None.

                    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                    The Securities Purchase Agreement dated as of November 19, 1999, was entered into by the Company, Providence Equity Partners III L.P., Providence Equity Operating Partners III L.P. and JK&B Capital III L.P. Under this Agreement, the purchasers thereunder have agreed to purchase 1,250,000 shares of Series C Preferred Stock from the Company at $28.00 per share, of which 886,259 shares are to be purchased by Providence Equity Partners III L.P. and 6,598 shares are to be purchased by Providence Equity Operating Partners III L.P. An amended and restated Securityholders' Agreement will be entered into by the Company, Providence Equity Partners III L.P. and JK&B Capital III L.P. and certain stockholders of the Company ("Subject Stockholders"). Under the Amended and Restated Securityholders' Agreement, the Subject Stockholders will agree for a period of time up to seven years to vote for the Board nominees selected by the purchasers of the Series B Preferred Stock and the purchasers of the Series C Preferred Stock. Providence Equity Partners III L.P. holds a majority of the shares of Series B Preferred Stock and will hold a majority of the shares of Series C Preferred Stock.

ITEM 7.             MATERIALS TO BE FILED AS EXHIBITS.

                    The following documents are filed as exhibits hereto:

                    (a) Securities Purchase Agreement dated as of November 19, 1999 by and among the Company, Providence Equity Partners III L.P., Providence Equity Operating Partners III L.P. and JK&B Capital III L.P.

                    (b) Form of Amended and Restated Securityholders' Agreement to be entered into by and among the Company, Providence Equity Partners III L.P., JK&B Capital III L.P. and certain stockholders of the Company.

                    (c) Written agreement of Reporting Persons dated April 15, 1999. (Previously filed with this Schedule 13D).

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 1999                     PROVIDENCE EQUITY PARTNERS III L.P.
                                     By: Providence Equity Partners III L.L.C., its general partner


                                     By:   /s/ Paul J. Salem
                                        -------------------------------------------------
                                         Paul J. Salem, Managing Director



December 9, 1999                     PROVIDENCE EQUITY PARTNERS III L.L.C.


                                     By:  /s/ Paul J. Salem
                                        -------------------------------------------------
                                          Paul J. Salem, Managing Director

December 9, 1999

                                      /s/ Jonathan M. Nelson
                                      ---------------------------------------------------
                                     JONATHAN M. NELSON


December 9, 1999

                                      /s/ Glenn M. Creamer
                                      ---------------------------------------------------
                                      GLENN M. CREAMER

December 9, 1999

                                      /s/ Paul J. Salem
                                      ---------------------------------------------------
                                      PAUL J. SALEM



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).